SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Cox Communications, Inc.

(Name of Subject Company (Issuer))
Cox Communications, Inc.
Cox Enterprises, Inc.
Cox Holdings, Inc.
(Names of Filing Persons (Offerors))

Class A Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

224044 10 7

(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.

Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Telephone: (678) 645-0000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
Copy to:

Stuart A. Sheldon, Esq. Thomas D. Twedt, Esq. Dow, Lohnes & Albertson, PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000	Peter S. Golden, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Telephone: (212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*: $8,531,932,451.00	Amount of Filing Fee: $1,080,995.84**

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 245,523,236 shares of Class A common stock, par value $1.00 per share, of Cox Communications, Inc. (the “Shares”), including Shares issuable upon exercise of vested stock options, at a price per Share of $34.75 in cash. Such number of Shares represents the 611,211,412 Shares and vested stock options exercisable as of October 18, 2004, less the 365,691,176 Shares already beneficially owned by Cox Enterprises, Inc. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2005 equals $126.70 per million of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration No.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the joint tender offer by Cox Holdings, Inc., a Delaware corporation (“Holdings”) and a wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), and Cox Communications, Inc., a Delaware corporation (“Cox”), to purchase all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, of Cox (the “Shares”) not owned by Cox DNS, Inc., a Delaware corporation and another wholly owned subsidiary of Enterprises, or Holdings, at a purchase price of $34.75 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2004 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”).

      This Schedule TO is intended to satisfy the requirements of Schedule 13E-3. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, and is supplemented by the information specifically provided therein.

EXPLANATORY NOTE: This Schedule TO-I filing follows a filing on Schedule TO-I due to the joint tender offer structure. In connection with the Schedule TO-I, two amendments were filed, and the sole purpose of these amendments was to file certain exhibits to that could not be filed with the original submission due to technical EDGAR constraints.

Item 1.	Summary Term Sheet.

      The information set forth in the SUMMARY TERM SHEET in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

      (a) The name of the subject company is Cox Communications, Inc., a Delaware corporation. Cox’s executive offices are located at 1400 Lake Hearn Drive, Atlanta, Georgia 30319-1464, telephone, (404) 843-5000.

      (b) The class of securities to which this Schedule TO relates is the Class A common stock, par value $1.00 per Share, of which 606,319,354 Shares were issued and outstanding as of October 31, 2004. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in THE TENDER OFFER Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

      (a) This Tender Offer Statement is filed by:

•	Cox Communications, Inc. Cox’s principal executive offices are located at 1400 Lake Hearn Drive, Atlanta, Georgia 30319-1464, telephone, (404) 843-5000;

•	Cox Enterprises, Inc. Enterprises’ principal executive offices are located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone, (678) 645-0000; and

•	Cox Holdings, Inc. Holdings’ principal executive offices are located at 3993 Howard Hughes Parkway, Las Vegas, NV 89109, telephone, (702) 732-2094.

The information set forth in THE TENDER OFFER Section 8 (“Certain Information Concerning Cox, Enterprises and Holdings”) of the Offer to Purchase and on Schedule A thereto is incorporated herein by reference.

      (b) The information set forth in THE TENDER OFFER Section 8 (“Certain Information Concerning Cox, Enterprises and Holdings”) of the Offer to Purchase and on Schedule A thereto is incorporated herein by reference.

      (c) The information set forth in THE TENDER OFFER Section 8 (“Certain Information Concerning Cox, Enterprises and Holdings”) of the Offer to Purchase and on Schedule A thereto is incorporated herein by reference.

Item 4.	Terms of the Transaction.

      (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in SPECIAL FACTORS (“Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

      (a) The information set forth in SPECIAL FACTORS (“Related Party Transactions”) of the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in the INTRODUCTION and SPECIAL FACTORS (“Background of this Offer”) of the Offer to Purchase is incorporated herein by reference.

      (e) Not applicable.

Item 6.	Purpose of the Transaction and Plans or Proposals.

      (a), (b), (c)(1), (3)-(10) The information set forth in the INTRODUCTION, SPECIAL FACTORS (“Background of this Offer”), SPECIAL FACTORS (“Purpose and Structure of the Offer and the Merger; Reasons of Enterprises for the Offer and the Merger”), SPECIAL FACTORS (“The Merger; Plans for Cox After the Offer and the Merger; Certain Effects of the Offer”), SPECIAL FACTORS (“The Merger Agreement”), THE TENDER OFFER Section 6 (“Price Range of Shares; Dividends”), THE TENDER OFFER Section 9 (“Sources and Amount of Funds”), THE TENDER OFFER Section 10 (“Certain Effects of the Offer on the Market for the Shares”), and SPECIAL FACTORS (“Interests of Certain Persons in the Offer”) of the Offer to Purchase is incorporated herein by reference.

      (c)(2) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

      (a), (b) and (d) The information set forth in THE TENDER OFFER Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

      (a) The information set forth in the INTRODUCTION, SPECIAL FACTORS (“Security Ownership of Certain Beneficial Owners”) and THE TENDER OFFER Section 8 (“Certain Information Concerning Cox, Enterprises and Holdings”) of the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in SPECIAL FACTORS (“Transactions and Arrangements Concerning the Shares”) and on Schedule B to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

      (a) The information set forth in the INTRODUCTION, SPECIAL FACTORS (“Opinion of Financial Advisor”) and THE TENDER OFFER Section 11 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

      The information set forth in THE TENDER OFFER Section 7 (“Certain Information Concerning Cox — Financial Information”) of the Offer to Purchase is incorporated herein by reference.

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Item 11.	Additional Information.

      (a) The information set forth in SPECIAL FACTORS (“The Merger; Plans for Cox After the Offer and Merger; Certain Effects of the Offer”), THE TENDER OFFER Section 10 (“Certain Effects of the Offer on the Market for the Shares”) and THE TENDER OFFER Section 13 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated November 3, 2004.
*(a)(1)(B)	Letter of Transmittal.
*(a)(1)(C)	Notice of Guaranteed Delivery.
*(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
*(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(1)(G)	Summary Advertisement as published on November 3, 2004.
*(a)(1)(H)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc.
*(a)(1)(I)	See Exhibit(a)(1)(H) above.
*(a)(1)(J)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.
*(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by Vanguard Fiduciary Trust Company to plan participants.
*(a)(1)(L)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plan to be mailed by the Vanguard Group to plan participants.
*(a)(1)(M)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants.
*(a)(1)(N)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Inventive Plan Payment Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants.
(a)(2)	Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 3, 2004 (incorporated by reference to the Schedule 14D-9 filed today by Cox Communications, Inc.).
*(a)(5)(A)	Amended Complaint from In re Cox Communications, Inc. Shareholders Litigation, Consolidated in Civ. A. No. 613-N (Delaware).
*(a)(5)(B)	Complaint from Brody v. Cox Communications, Inc., et al., C. A. No. 2004CV89198 (Ga. Super. Ct., Fulton County, filed August 2, 2004).
*(a)(5)(C)	Complaint from Golombuski v. Kennedy, et al., C. A. No. 2004CV89216 (Ga. Super. Ct., Fulton County, filed August 2, 2004).
*(a)(5)(D)	Complaint from Durgin v. Cox Communications, Inc., et al., C. A. No. 2004CV89301 (Ga. Super. Ct., Fulton County, filed August 3, 2004).
(b)(1)	Commitment Letter, dated August 23, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 7.05 filed with Amendment No. 9 to Schedule 13 D/A filed by Cox Enterprises, Inc. on August 2, 2004).

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Exhibit No.	Description

(b)(2)	Amendment to Commitment Letter, dated October 19, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc.(incorporated by reference to Exhibit 7.06 filed with Amendment No. 10 to Schedule 13 D/A filed by Cox Enterprises, Inc. on October 20, 2004.).
*(c)(1)	Opinion of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc., dated October 19, 2004 (included as Annex A of the Offer to Purchase filed herewith as Exhibit(a)(1)(A)).
*(c)(2)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 18, 2004.
*(c)(3)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.
**(c)(4)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 15, 2004.
**(c)(5)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 23, 2004.
*(c)(6)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 28, 2004.
*(c)(7)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on October 18, 2004.
*(c)(8)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Bond & Pecaro.
*(c)(9)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Richard Sleavin, LTD.
***(c)(10)	Materials presented by Lehman Brothers Inc. to the Board of Directors of Cox Enterprises, Inc. on June 25, 2004.
***(c)(11)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Communications, Inc. on July 22, 2004.
***(c)(12)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Enterprises, Inc. on July 30, 2004.
***(c)(13)	Materials presented by Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.
***(c)(14)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to Goldman, Sachs & Co. on October 7, 2004.
(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004, by and among Cox Enterprises, Inc, Cox Holdings, Inc., CEI-M Corporation and Cox Communications, Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated October 19, 2004, by Cox Communications, Inc. on October 25, 2004).
*(d)(1)(B)	Waiver, dated November 3, 2004.
(e)	None.
*(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit(a)(1)(A)).
(g)	None.
(h)	None.

*       Filed with Schedule TO-I and incorporated herein by reference (see Explanatory Note).

**     Filed with Amendment No. 1 to Schedule TO-I and incorporated herein by reference.

*** Filed with Amendment No. 2 to Schedule TO-I and incorporated herein by reference.

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Item 13.	Information Required by Schedule 13e-3.

      The information set forth in the INTRODUCTION, SPECIAL FACTORS (“Background of this Offer”), SPECIAL FACTORS (“Recommendation of the Special Committee and the Cox Board; Fairness of the Offer and the Merger”), SPECIAL FACTORS (“Opinion of Financial Advisor”), SPECIAL FACTORS (“Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger”), SPECIAL FACTORS (“Purpose and Structure of the Offer and the Merger; Reasons of Enterprises for the Offer and the Merger”), SPECIAL FACTORS (“The Merger; Plans for Cox After the Offer and the Merger; Certain Effects of the Offer”), SPECIAL FACTORS (“Appraisal Rights”), SPECIAL FACTORS (“Security Ownership of Certain Beneficial Owners”), SPECIAL FACTORS (“Transactions and Arrangements Concerning the Shares”), SPECIAL FACTORS (“Interests of Certain Persons in the Offer and the Merger”), THE TENDER OFFER Section 5 (“Certain U.S. Federal Income Tax Consequences”), THE TENDER OFFER Section 7 (“Certain Information Concerning Cox”), THE TENDER OFFER Section 10 (“Certain Effects of the Offer on the Market for the Shares”), THE TENDER OFFER Section 11 (“Fees and Expenses”) and THE TENDER OFFER Section 12 (“Certain Conditions to the Offer”) of the Offer to Purchase and on Schedule B to the Offer to Purchase is incorporated herein by reference.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.

BY:	/s/ RICHARD J. JACOBSON

NAME: Richard J. Jacobson
TITLE: Treasurer

COX HOLDINGS, INC.

BY:	/s/ RICHARD J. JACOBSON

NAME: Richard J. Jacobson
TITLE: Treasurer

COX COMMUNICATIONS, INC.

BY:	/s/ JIMMY W. HAYES

NAME: Jimmy W. Hayes

TITLE:	Executive Vice President, Finance and Chief Financial Officer

Date: November 3, 2004

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated November 3, 2004.
*(a)(1)(B)	Letter of Transmittal.
*(a)(1)(C)	Notice of Guaranteed Delivery.
*(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
*(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(1)(G)	Summary Advertisement as published on November 3, 2004.
*(a)(1)(H)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc., dated November 3, 2004.
*(a)(1)(I)	See Exhibit (a)(1)(H) above.
*(a)(1)(J)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.
*(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by Vanguard Fiduciary Trust Company to plan participants.
*(a)(1)(L)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plan to be mailed by the Vanguard Group to plan participants.
*(a)(1)(M)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants.
*(a)(1)(N)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Inventive Plan Payment Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants.
(a)(2)	Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 3, 2004. (incorporated by reference to the Schedule 14D-9 filed today by Cox Communications, Inc.).
*(a)(5)(A)	Amended Complaint from In re Cox Communications, Inc. Shareholders Litigation, Consolidated in Civ. A. No. 613-N (Delaware).
*(a)(5)(B)	Complaint from Brody v. Cox Communications, Inc., et al., C. A. No. 2004CV89198 (Ga. Super. Ct., Fulton County, filed August 2, 2004).
*(a)(5)(C)	Complaint from Golombuski v. Kennedy, et al., C. A. No. 2004CV89216 (Ga. Super. Ct., Fulton County, filed August 2, 2004).
*(a)(5)(D)	Complaint from Durgin v. Cox Communications, Inc., et al., C. A. No. 2004CV89301 (Ga. Super. Ct., Fulton County, filed August 3, 2004).
(b)(1)	Commitment Letter, dated August 23, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 7.05 filed with Amendment No. 9 to Schedule 13 D/A filed by Cox Enterprises, Inc. on August 2, 2004).
(b)(2)	Amendment to Commitment Letter, dated October 19, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 7.06 filed with Amendment No. 10 to Schedule 13 D/A filed by Cox Enterprises, Inc. on October 20, 2004).
*(c)(1)	Opinion of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc., dated October 19, 2004 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

Exhibit No.	Description

*(c)(2)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 18, 2004.
*(c)(3)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.
**(c)(4)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 15, 2004.
**(c)(5)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 23, 2004.
*(c)(6)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 28, 2004.
*(c)(7)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on October 18, 2004.
*(c)(8)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Bond & Pecaro.
*(c)(9)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Richard Sleavin, LTD.
***(c)(10)	Materials presented by Lehman Brothers Inc. to the Board of Directors of Cox Enterprises, Inc. on June 25, 2004.
***(c)(11)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Communications, Inc. on July 22, 2004.
***(c)(12)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Enterprises, Inc. on July 30, 2004.
***(c)(13)	Materials presented by Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.
***(c)(14)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to Goldman, Sachs & Co. on October 7, 2004.
*(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004, by and among Cox Enterprises, Inc, Cox Holdings, Inc., CEI-M Corporation and Cox Communications, Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K dated October 19, 2004, by Cox Communications, Inc. on October 25, 2004).
(d)(1)(B)	Waiver, dated November 3, 2004.
(e)	None.
*(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).
(g)	None.
(h)	None.

*       Filed with Schedule TO-I and incorporated herein by reference. (see Explanatory Note).
**     Filed with Amendment No. 1 to Schedule TO-I and incorporated herein by reference.
*** Filed with Amendment No. 2 to Schedule TO-I and incorporated herein by reference.